UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TOP SHIPS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

Y8897Y305

(CUSIP Number)

George Economou

80 Kifissias Avenue

Athens, Greece

011 30-210-8090570

With copies to:

William S. Haft, Esq.

Antonios C. Backos, Esq.

Orrick, Herrington & Sutcliffe LLP

666 Fifth Avenue

New York, NY 10103

(212) 506 3740

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Sphinx Investment Corp.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,133,333*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 4,133,333*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 14.76%%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maryport Navigation Corp.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 4,133,333*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,133,333*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 14.76%%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) George Economou
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 4,133,333*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,133,333*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 14.76%%
14	Type of Reporting Person: IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

                 This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Sphinx Investment Corp. (“Sphinx”), Maryport Navigation Corp. (“Maryport”) and George Economou (“Economou,” and collectively with Sphinx and Maryport, the “Reporting Persons”) on June 20, 2007 (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Shares”), of Top Ships Inc. (f/k/a Top Tankers Inc.), a Marshall Islands corporation (the “Issuer”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares. This Amendment No. 1 is being made to disclose the acquisition of additional Shares by the Reporting Persons. Except as expressly set forth herein, the have been no changes in the information set forth in the Schedule 13D

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received the securities covered by this statement pursuant to a purchase agreement (the “Share Purchase Agreement”), dated April 23, 2008, between the Issuer and Sphinx. Pursuant to the Share Purchase Agreement, Sphinx paid a sum in the aggregate amount of $20,300,000 in exchange for a total of 2,900,000 Shares. The source of funds used by Sphinx to purchase the 2,900,000 Shares is a margin account with Goldman Sachs International. The Reporting Persons also hold and previously reported the purchase of 1,233,333 Shares (after giving effect to the 1:3 stock split reported by the Issuer’s Form 6-K filed on April 7, 2008).

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of the date hereof, Sphinx owns, and Maryport and Economou may be deemed the beneficial owner of 4,133,333 Shares, or 14.76% of the Shares outstanding, based upon 20,705,658 Shares outstanding (after giving effect to the 1:3 stock split reported by the Issuer’s Form 6-K filed on April 7, 2008), according to the Issuer’s Form 6-K filed on February 15, 2008, and the additional 7,300,000 Shares that will be issued between April 30 and May 7, 2008 (as disclosed by the Issuer in a press release dated April 24, 2008.)

(b)           Sphinx has the sole power to vote or direct the vote of 4,133,333 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 4,133,333 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,133,333 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,133,333 Shares.

Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,133,333 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,133,333 Shares.

(c)           The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth below:

Sphinx acquired 2,900,000 Shares on April 23, 2008 pursuant to the Share Purchase Agreement.

(d)           Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Sphinx, of which Economou is the controlling person, has a margin agreement with Goldman Sachs International. A portion of the positions held in the margin account are pledged as collateral security for the repayment of the debit balance in the account.

Except as disclosed in the Schedule 13D (as amended by this Amendment No. 1), there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement between the Reporting Persons

Exhibit B: Form of Share Purchase Agreement

[AMENDMENT NO. 1 TO SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By: /s/ Joseph Cefai__________ Name: Joseph Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Stelios N. Deverakis_____ Name: Stelios N. Deverakis Title: Authorised Signatory

/s/ George Economou____________ George Economou

Dated: April 24, 2008

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D dated April 24, 2008 relating to the common stock of Top Ships Inc. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[JOINT FILING AGREEMENT SIGNATURE PAGE]

SPHINX INVESTMENT CORP.

By: /s/ Joseph Cefai_________ Name: Joseph Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Stelios N. Deverakis____ Name: Stelios N. Deverakis Title: Authorised Signatory

/s/ George Economou__________ George Economou

Dated: April 24, 2008

Exhibit B

FORM OF SHARE PURCHASE AGREEMENT

TOP SHIPS INC.

Purchase Agreement

THIS PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 23, 2008 between TOP SHIPS INC., a Marshall Islands corporation (the “Company”) and Sphinx Investment Corp., a Marshall Islands corporation (“Purchaser”).

WHEREAS, the Company is a corporation that is in the business of owning and operating tanker and drybulk vessels;

WHEREAS, Purchaser desires to become a passive investor in the Company through a purchase of 2,900,000 shares of common stock of the Company, par value $0.01 per share (the “Securities”), at a price of $7.00 per share (the “Purchase Price”);

WHEREAS, the Company has agreed to sell the Securities to the Purchaser at the Purchase Price.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Purchase and Sale of Interests. At the closing of the transaction contemplated herein (the “Closing”), which shall take place five trading days following the execution hereof and upon the terms and conditions hereinafter set forth, Purchaser shall deliver to the Company the aggregate Purchase Price of $20,300,000 (twenty million three hundred thousand United States dollars) in immediately available funds and the Company shall issue to Purchaser the Securities.

SECTION 2. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser as follows:

2.1           Capacity; Authority; Validity. The Company has all capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Company hereunder and assuming the due execution and delivery of this Agreement by Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company.

2.2           Validity of the Securities. Upon delivery of the Securities in accordance with the terms of this Agreement, the Securities shall be duly issued, fully paid and non-assessable, free and clear of all liens.

2.3           No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby by the Company, will violate any judgment, order, writ, decree, law, rule, regulation or agreement applicable to the Company.

SECTION 3. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that:

3.1           Capacity; Authority; Validity. Purchaser has all necessary capacity to enter into this Agreement and to perform all the obligations to be performed by him hereunder and this Agreement has been duly executed and delivered by Purchaser and assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of Purchaser.

3.2           No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by Purchaser, nor the consummation of the transactions contemplated hereby will violate any judgment, order, writ, decree, law, rule, regulation or agreement applicable to Purchaser.

3.3           No Registration. Purchaser understands that the Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), are being sold in a transaction that is exempt from the registration requirements of the Securities Act and that the Securities may not be re-offered or resold except as permitted under applicable securities laws.

3.4           Investment Intent. Purchaser is acquiring the Securities for its own account for investment purposes only, without the intention of distributing or reselling all or any portion of the Securities.

3.5           Sophisticated Investor. Purchaser is a sophisticated purchaser of the Securities with sufficient knowledge and experience in investing in securities of private and public companies to properly evaluate the merits of the Transaction and that it is able to bear the substantial risks associated therewith. The purchase of the Securities is for Purchasers own account, has been duly authorized and is in full compliance with Purchasers investment policies and regulatory status and that it has independently and without reliance upon Issuer, and based on such information as it has deemed appropriate, made its own analysis and decision to purchase the Securities in the Transaction.

SECTION 4. Excluded Information; Release. Purchaser understands that while Issuer has announced its earnings for the quarter and year ended December 31, 2007, Issuer has not yet filed its Annual Report on Form 20-F containing audited financial statements for the year ended December 31, 2007. Purchaser acknowledges that Issuer may be in possession of material non-public information not known to Purchaser (collectively, the “Excluded Information”). Purchaser acknowledges that the Excluded Information may be indicative of a value of the Securities that is substantially lower than the purchase price reflected in the Transaction or otherwise adverse to Purchaser and such Excluded Information may be material to Purchaser’s decision to purchase the Securities. Purchaser represents that it has not requested the Excluded Information and agrees that Issuer shall not be obligated to disclose any Excluded Information or have any liability with respect to any such non-disclosure. To the fullest extent permitted by law, Purchaser hereby releases and waives any and all claims, causes of action, actions, proceedings, suits, judgments, liens and executions, whether known or unknown claims and causes of action now or hereafter arising against Issuer based upon or relating to such non-disclosure or Purchaser’s failure to review the Excluded Information and further covenant not to sue Issuer, or any of its respective directors, officers, employees, agents, controlling persons, investment advisors or affiliates for any loss, damage or liability arising from or relating to the purchase of the Securities solely to the extent of the non-disclosure of the Excluded Information. Purchaser understands that the consideration paid for the purchase of the Securities may differ both in kind and in amount from any distributions that may in future be made in respect of the Securities. It is understood and agreed that Issuer does not make any representation or warranty whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Issuer, or with respect to the value, terms or enforceability of the Securities.

SECTION 5. Indemnification. Each party shall severally indemnify, defend and hold harmless the other party, and, to extent applicable, their partners, managers, directors, officers, members, shareholders, employees, attorneys, accountants, agents and representatives and their heirs, successors and assigns from and against all liabilities, losses, and damages, together with all reasonable costs and expenses related thereto based upon or arising out of (a) any inaccuracy or breach of any representation and warranty of such party herein, and (b) any breach of any covenant and agreement of such party herein.

SECTION 6. Notices. All notices and other communications by the Company or Purchaser shall be in writing to the other party and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via telecopy transmission and verification received, or when posted by the United States postal service, registered or certified mail, return receipt requested with postage prepaid, at the address set forth on the signature page hereto or to such other addresses as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt.

SECTION 7. Entire Agreement; Effect on Prior Documents. Simultaneously herewith, the parties are executing a registration rights agreement for the Securities. Such registration rights agreement and this Agreement contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto.

SECTION 8. Reliance. Purchaser and Issuer are relying on the representations, warranties and agreements in this Agreement in the purchase and sale of the Securities and would not engage in the purchase and sale in the absence of the provisions of this Agreement.

SECTION 9. Amendments. Except as otherwise provided herein, this Agreement may be amended only by the written agreement of the Company and Purchaser.

SECTION 10. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement.

SECTION 11. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws.

SECTION 12. Submission to Jurisdiction; Waiver of Jury Trial. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in an way connected with this agreement.

SECTION 13. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.